Exhibit I:

                               January 16, 2003


American Consolidated Management Group, Inc.
Attn: Mr. George E. Mappin
714 Fairview Road
Greer, South Carolina  29651

Dear Mr. Mappin:

      This letter is to notify that as of January 16, 2003, Tanner & Co. officially resigns as the independent auditors of American Consolidated Management Group, Inc. I have attached a copy of the letter that will be mailed to the Securities & Exchange Commission regarding this change. Please note that under SEC rules, you are required to file a Form 8-K disclosing a change in auditor within 5 days from the date of the change. If you have any further questions or concerns, please do not hesitate to telephone me at 801-532-7444.

                                    Regards,


                                    /s/ Mark Erickson
                                    ------------------------------------
                                    Mark Erickson, CPA